Sticker to Prospectus

The Prospectus for ICON Oil & Gas Fund-A L.P. (“Fund-A”) consists of (1) this sticker, (2) the Prospectus, dated July 10, 2012, (3) the Supplement No. 1, dated October 12, 2012, (4) the Supplement No. 2, dated December 21, 2012, (5) the Supplement No. 3, dated April 1, 2013, (5) the Supplement No. 4, dated May 15, 2013, and (6) the Supplement No. 5, dated June 6, 2013, which (i) contains information related to the current status of the offering, (ii) updates certain information relating to compensation paid to certain affiliates of Fund-A and certain non-affiliates, and (iii) provides certain information regarding proposed prospects of Fund-A.

Filed Pursuant to Rule 424(b)(3)
SEC File No. 333-177051-03

ICON OIL & GAS FUND-A L.P.

SUPPLEMENT NO. 5
DATED JUNE 6, 2013

TO PROSPECTUS DATED
JULY 10, 2012

Summary

ICON Oil & Gas Fund-A L.P. (“Fund-A”) is providing you with this Supplement No. 5, dated June 6, 2013 (this “Supplement No. 5”), to update the Prospectus, dated July 10, 2012 (the “Prospectus”), as amended by Supplement No. 1, dated October 15, 2012 (“Supplement No. 1”), Supplement No. 2, dated December 21, 2012 (“Supplement No. 2”), Supplement No. 3, dated April 1, 2013 (“Supplement No. 3”) and Supplement No. 4, dated May 15, 2013 (“Supplement No. 4”).  The information in this Supplement No. 5 supplements, modifies and supersedes some of the information contained in the Prospectus, as amended by Supplement No. 1, Supplement No. 2, Supplement No. 3 and Supplement No. 4.  This Supplement No. 5 forms a part of, and must be accompanied or preceded by, the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3 and Supplement No. 4.

The primary purposes of this Supplement No. 5 are to:

•	Describe the current status of the offering;

•	Update certain information relating to compensation paid to certain affiliates of Fund-A and certain non-affiliates; and

•	Provide certain information regarding proposed prospects of Fund-A.

Current Status of the Offering

Fund-A has not conducted its initial closing.  Until Fund-A achieves its minimum offering amount, subscribers will not be admitted as limited partners and/or investor general partners, as applicable.

Compensation Paid to Certain Affiliates and Certain Non-Affiliates

Through June 5, 2013, Fund-A has not paid and/or accrued any sales commissions to third parties or dealer-manager fees to affiliated parties as it has not yet raised the minimum offering amount.  Through June 5, 2013, organizational and offering expenses in the amount of $1,713,152 were paid by the parent of ICON Oil & Gas GP, LLC (the “Managing GP”) on behalf of Fund-A. Organizational and offering expenses will be paid on behalf of Fund-A until Fund-A achieves its minimum offering amount, following which, such expenses already paid, as well as ongoing organizational and offering expenses, will be incurred and paid by Fund-A.  These fees and expense reimbursements are described on pages 48 through 50 of the Prospectus.

Proposed Activities

The disclosure under the heading “Proposed Activities” on pages 71 through 78 of the Prospectus, as amended by Supplement No. 1, Supplement No. 2, Supplement No. 3 and Supplement No. 4, is hereby amended by adding at the end thereof the following:

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Proposed Prospects

Barton Prospect – Barton County, Kansas

On June 3, 2013, following a capital contribution from the Managing GP, the partnership invested in the Barton Prospect located in Barton County, Kansas. The Barton Prospect covers approximately 320 acres and lies in the Otis-Albert Field, which has historically produced in excess of 9 million barrels of oil and 15 billion cubic feet of gas.  It is anticipated that this prospect has the capacity for approximately 11 new developmental wells.  It is anticipated that the Reagan and Arbuckle formations within the prospective area have the potential to produce in excess of 50,000 barrels of oil per well and the Lansing-Kansas City formation within the prospective area has the potential to produce in the range of 35,000 to 50,000 barrels of oil per well.

Davenport Prospect – Ness County, Kansas

On June 3, 2013, following a capital contribution from the Managing GP, the partnership invested in the Davenport Prospect located in Ness County, Kansas. The Davenport Prospect covers approximately 480 acres.  In the past, the fields within the prospective area have produced oil from the Cherokee and Mississippian formations.  It is anticipated that this prospect has the capacity for approximately seven new developmental wells.  It is anticipated that the Cherokee and Mississippian formations within the prospective area have the potential to produce in excess of 75,000 barrels of oil per well and the Lansing-Kansas City formation within the prospective area has the potential to produce in the range of 35,000 to 50,000 barrels of oil per well.

Certain of the information above as well as certain additional information regarding the proposed prospects is summarized in the table below:

	Barton Prospect	Davenport Prospect

County / State	Barton County, Kansas	Ness County, Kansas
Working Interest	9%	9%
Primary Objectives	Reagan, Arbuckle	Cherokee
Secondary Objectives	Lansing-Kansas City, Chase Group	Mississippian, Lansing-Kansas City, Chase Group, Marmaton
Projected Total Depth	3,600 feet	4,500 feet
Prospect Acreage	320 acres	480 acres
Estimated Prospect Reserves (based on primary objectives)	450,000 BBL oil / 2 BCF gas	375,000 BBL oil / 2 BCF gas
Potential Wells	9 oil wells / 2 gas wells	5 oil wells / 2 gas wells
Net Revenue Interest	80%	80%

Forward-Looking Statements

Certain statements within this Supplement No. 5 may constitute forward-looking statements.  Forward-looking statements are those that do not relate solely to historical fact.  They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. You can identify these statements by the use of words such as “may,” “will,” “could,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “predict,” “continue,” “further,” “seek,” “plan” or “project” and variations of these words or comparable words or phrases of similar meaning.  These forward-looking statements include such things as (i) references to estimated recoverable reserves, (ii) references to estimated potential well counts and (iii) other similar matters.  These forward-looking statements reflect Fund-A’s current beliefs and expectations with respect to future events and are based on assumptions and are subject to risks and uncertainties and other factors outside Fund-A’s control that may cause actual results to differ materially from those projected.  Although Fund-A believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, Fund-A cannot assure investors that Fund-A’s expectations will be attained or that any deviations will not be material. Readers are cautioned that forward-looking statements speak only as of the date they are made and that, except as required by law, Fund-A undertakes no obligation to update these forward-looking statements to reflect any future events or circumstances. All subsequent written or oral forward-looking statements attributable to Fund-A or to individuals acting on its behalf are expressly qualified in their entirety by this section.

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